SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 75840 / September 4, 2015

Admin. Proc. File No. 3-15993

In the Matter of

Accredited Business Consolidators Corporation

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Company failed to timely file periodic reports in violation of Section 13(a) of the
Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is
necessary and appropriate for the protection of investors to revoke the registration of the
company's securities.

APPEARANCES:

Elisa Corea, Vice President, for Accredited Business Consolidators Corporation.

Thomas Bednar and *Neil J. Welch, Jr.*, for the Division of Enforcement.

Appeal filed: December 24, 2014
Last brief received: March 16, 2015

Accredited Business Consolidators Corp. appeals an administrative law judge's decision to revoke the registration of its common stock pursuant to Securities Exchange Act Section 12(j).[1] The law judge revoked the registration after finding that Accredited violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13[2] by failing to file any periodic reports since it filed a Form 10-Q for the period ended September 30, 2012.[3] Accredited admits that it has not filed any periodic reports since the Form 10-Q for the period ended September 30, 2012, but contends that the law judge erred by revoking its registration rather than suspending it for less than twelve months. Accredited also contends that revocation is not justified because its securities are traded on the over-the-counter market in the same manner as companies whose securities are not registered and that are not required to file periodic reports. Based on an independent review of the record, we have determined that revocation of Accredited's securities registration serves the public interest and is necessary for the protection of investors.

I. Background

Accredited is a Pennsylvania corporation located in Managua, Nicaragua with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Its stock is currently traded in the over-the-counter markets under the symbol ACDU. Accredited is delinquent in its periodic filings with the Commission, not having filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2012, which it filed on November 20, 2012. Accredited last filed a Form 10-K annual report for the year ended December 31, 2011, on March 8, 2012.[4] Accredited has not filed any Forms 12b-25 seeking an extension of time to make its periodic filings since August 16, 2013.

On July 31, 2014, we issued an Order Instituting Proceedings alleging that Accredited failed to file quarterly and annual reports as required under Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 and instituting proceedings to determine whether revocation or suspension of the registration of the company's securities was necessary or appropriate to protect investors.[5] Accredited filed an answer on August 21, 2014, admitting that it was delinquent in the filing of its reports and stating that it "can and will bring the filings current as soon as practicable."

The Division of Enforcement filed a motion for summary disposition on October 6, 2014. The law judge granted the Division's motion in a December 1, 2014 initial decision. The law judge found that Accredited violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, and determined that revoking Accredited's securities registration was in the public interest.

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[1] 15 U.S.C. § 78*l*(j).

[2] 15 U.S.C. § 78m(a); 17 C.F.R. §§ 13a-1 and 13a-13.

[3] *Accredited Bus. Consolidators Corp.,* Release No. 712, 2014 WL 6737052, at *1 (Dec 1, 2014).

[4] Accredited filed an amendment to this 10-K on January 28, 2013.

[5] On July 31, 2014, we also issued an order pursuant to Exchange Act Section 12(k) suspending trading in Accredited's securities from July 31 through August 13, 2014.

The Commission's EDGAR database shows that Accredited continues to be delinquent in its periodic reports and has not filed the required Form 8-K announcing the engagement of an auditor, which would be necessary for the company to file its delinquent audited periodic reports.[6]

II. Analysis

A. Accredited violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Exchange Act Section 13(a) requires issuers of securities registered under Exchange Act Section 12 to file with the Commission annual and quarterly reports "for the proper protection of investors and to insure fair dealing" in the company's securities.[7] Exchange Act Rules 13a-1 and 13a-13 set forth the requirements for those reports.[8] Accredited concedes that it has not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2012, which it filed on November 20, 2012. Accordingly, we find that the company violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

B. The *Gateway* factors justify revocation under these circumstances.

Exchange Act Section 12(j) authorizes us, as we deem necessary or appropriate for the protection of investors, to either suspend the registration of a security for a period not exceeding twelve months or to revoke it if an issuer fails to comply with any provision of the Exchange Act or its rules and regulations.[9] In determining the appropriate sanctions under Section 12(j), we are guided by the non-exclusive public interest factors first set forth in *Gateway International Holdings, Inc.*[10] They include (i) the seriousness of the issuer's violations; (ii) the isolated or recurrent nature of the violations; (iii) the degree of culpability involved; (iv) the extent of the issuer's efforts to remedy its past violations and ensure future compliance; and (v) the credibility of its assurances, if any, against further violations.[11] We find that, based on these factors, it is necessary and appropriate for the protection of investors to revoke Accredited's securities registration.

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[6]   On March 16, 2015, the Division filed a motion to adduce additional evidence. The Division seeks to adduce all EDGAR filings for Accredited as of March 16, 2015, and the trading status for Accredited's securities as of March 16, 2015. Because the additional evidence is material and was not available at the hearing, we will grant the motion. 17 C.F.R. § 201.452. We take official notice of the EDGAR filings cited in this opinion pursuant to Rule of Practice 323, 17 C.F.R. § 201.323 (permitting the Commission to take official notice of, for example, "any matter in the public official records of the Commission," such as periodic reports filed in the EDGAR database).

[7]   15 U.S.C. § 78m(a).

[8]   17 C.F.R. §§ 240.13a-1, 13a-13.

[9]   15 U.S.C. § 78*l*(j).

[10]   2006 WL 1506286, at *4.

[11]   *Id*.

Accredited violations are serious, recurrent, and extend over a lengthy period. The company has not filed any periodic reports for over two years. By failing to comply with its reporting obligations, Accredited has violate[d] a central provision of the Exchange Act. It has deprived both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information, including audited financial statements, about the Company's operations and financial condition.[12]

That Accredited knew of its reporting obligations but failed to comply with them is evidence of a high degree of culpability. Since it last filed a periodic report in 2012, Accredited has filed a number of Forms 8-K pursuant to Exchange Act provisions requiring it to report material events. It also filed several Forms 12b-25 seeking extensions of time to make its periodic filings, but has not done so since August 16, 2013, despite its continued delinquency. This shows that Accredited understands the Exchange Act reporting obligations yet has failed to make its required filings anyway. That the company has repeatedly ignored its Exchange Act reporting obligations is further evidence of a high degree of culpability. [13]

Accredited has made no credible effort to remedy its past violations or provided any credible assurance against future violations. According to a Form 8-K/A filed on May 29, 2014, Accredited dismissed its previous auditor on May 9, 2014, after that auditor's registration with PCAOB was revoked. Based on Accredited's EDGAR filings, the company thus far has failed to hire a new auditor to help it prepare its delinquent periodic reports, and it has not filed any of its delinquent periodic reports.

We have previously stated that we consider a "recurrent failure to file periodic reports as so serious that only a strongly compelling showing with respect to the other factors . . . would justify a lesser sanction than revocation."[14] Accredited has not made such a showing.

First, we reject Accredited's argument that a lesser sanction is warranted because it is traded on the over-the-counter markets "along with companies that have no registration statement and publish no information about their operations—yet the companies that publish no information are allowed to trade." As we have previously held, the "only matters relevant to [a 12(j)] proceeding" are "the fact of [an issuer's] failure to file its quarterly and annual reports" and "its present inability to cure these deficiencies." [15] The fact that companies with unregistered securities trade on the same market as Accredited is beside the point.

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[12]   *See Impax Lab., Inc.*, Exchange Act Rel. No. 57864, 93 SEC Docket 6241, 6256, 2008 WL 2167956, at *7 (May 23, 2008).

[13]   *See America's Sports Voice, Inc.*, Exchange Act Rel. No. 55511, 90 SEC Docket 1225, 1228, 2007 WL 858747, at *3 (Mar. 22, 2007).

[14]   *Impax*, 2008 WL 2167956, at *8.

[15]   *Eagletech Commc'n, Inc.*, Exchange Act Rel. No. 54095, 88 SEC Docket 1225, 1228, 2006 WL 1835958, at *2 (July 5, 2006).

Second, we find no merit in Accredited's argument that the Division has failed to establish that revocation is necessary or appropriate for the protection of investors and that a suspension of up to twelve months is a "more appropriate remedy." Exchange Act reports are designed to provide the public with information that is "material, timely, and accurate." [16] For over two years, Accredited has failed to file its required periodic reports.[17] Nor, despite its purported willingness to return to compliance, has the Company provided a credible basis to conclude that it is capable of doing so. Revocation under such circumstances "further[s] the public interest by reinforcing the importance of full and timely compliance with the Exchange Act's reporting requirements."[18] Under the circumstances, we believe that revoking the Section 12(g) registration of the Company's common stock is warranted for the protection of investors.

An appropriate order will issue.[19]

By the Commission (Chair White and Commissioners AGUILAR, GALLAGHER, STEIN, AND PIWOWAR).

Brent J. Fields
Secretary

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[16]   *America's Sports Voice*, 2007 WL 858747, at *4 (citing *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977) (stating that the reporting requirements are "the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.")); *see also United States v. Arthur Young & Co.,* 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public.").

[17]   In assessing the appropriate sanction, we also consider Accredited's failure to file Forms 12b-25 in connection with delays in its periodic reports, which the Company does not deny. See *Nature's Sunshine Products, Inc.*, Exchange Act Release No. 59268, 95 SEC Docket 26, 2009 WL 137145, at *6 (noting that the Commission may consider subsequent filing failures and other "matters that fall outside the [order instituting proceedings], in assessing appropriate sanctions.").

[18]   *Id. at *9.* Even had Accredited filed all of its delinquent reports, we may well have found revocation to be appropriate in order "to deter [Accredited] and other issuers from disregarding their obligations to present accurate and timely information to the investing public until spurred by the institution of proceedings. Deterrence is meaningful only if a lengthy delinquency, in the absence of strongly compelling circumstances regarding the other Gateway factors, results in revocation." *Absolute Potential, Inc.,* Exchange Act Rel. No. 71866, 2014 WL 1338256, at *6 (Apr. 4, 2014).

[19]   We have considered all of the parties' contentions. We have rejected or sustained them to the extent that they are inconsistent or in accord with the views expressed in this opinion.

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75840 / September 4, 2015

Admin. Proc. File No. 3-15993

In the Matter of

Accredited Business Consolidators Corporation

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of Accredited Business Consolidators Corporation under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j).

By the Commission.

Brent J. Fields
Secretary